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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

COMPUTER SCIENCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $1.00 Par Value Per Share,
Having an Exercise Price Per Share of $70.00 or More
(Title of Class of Securities)

42222H106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Hayward D. Fisk
Vice President, General Counsel and Secretary
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245
(310) 615-0311
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Ronald S. Beard, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$21,898,967	$4,379.79

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,435,440 shares of common stock of Computer Sciences Corporation having an aggregate value of $21,898,967 as of October 23, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,379.79	Filing Party: Computer Sciences Corporation
Form or Registration No.: Schedule TO (File No. 5-06907)	Date Filed: October 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

    Computer Sciences Corporation ("CSC") hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed on October 29, 2001, and subsequently amended on November 2, 2001 and November 20, 2001 (the "Schedule TO"), with respect to CSC's offer to exchange outstanding options to purchase shares of its common stock, par value $1.00 per share, having an exercise price per share of $70.00 or more for new options to purchase shares of its common stock upon the terms and subject to the conditions described in the offer to exchange dated October 29, 2001.

Item 11. Additional Information

    Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

    (i) On November 29, 2001, CSC issued the press release filed as Exhibit (a)(15), which is incorporated herein by reference; (ii) on November 30, 2001, CSC's Stock Options Administration sent the e-mail filed as Exhibit (a)(16) to all non-French option holders who tendered their options for exchange, which is incorporated herein by reference; and (iii) on December 4, 2001, CSC's Stock Options Administration sent the e-mail filed as Exhibit (a)(17) to all French option holders who tendered their options for exchange, which is incorporated herein by reference.

Item 12. Exhibits

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)	(15)	Press Release Issued by Computer Sciences Corporation, dated November 29, 2001.
(a)	(16)
		E-mail Communication of Acceptance Notice From Computer Sciences Corporation's Stock Options Administration to All Non-French Option Holders Who Tendered Their Options For Exchange, dated November 30, 2001.
(a)	(17)
		E-mail Communication of Acceptance Notice From Computer Sciences Corporation's Stock Options Administration to All French Option Holders Who Tendered Their Options For Exchange, dated December 4, 2001.

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

COMPUTER SCIENCES CORPORATION
/S/ HAYWARD D. FISK Hayward D. Fisk Vice President, General Counsel and Secretary

Date: December 5, 2001.

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated October 29, 2001.*
(a)(2)	Form of Election Form.*
(a)(3)	Form of Cover Letter to Eligible Option Holders.*
(a)(4)	Form of Change in Election Form.*
(a)(5)	Form of Supplementary Australian Offer Document.*
(a)(6)	Form of Letter to Eligible Australian Option Holders.*
(a)(7)	Notice of Change in Contact Telephone Number.*
(a)(8)	E-mail Communication From Van B. Honeycutt, Chairman and Chief Executive Officer of Computer Sciences Corporation, to All Eligible Option Holders, dated October 29, 2001.*
(a)(9)	Press Release Issued by Computer Sciences Corporation, dated October 29, 2001.*
(a)(10)	E-mail Communication From Frederick E. Vollrath, Corporate Vice President of Human Resources of Computer Sciences Corporation, to Certain Senior Human Resource Executives, dated October 29, 2001.*
(a)(11)	E-mail Communication From Leon J. Level, Chief Financial Officer of Computer Sciences Corporation, to Certain Senior Finance Executives, dated October 29, 2001.*
(a)(12)	E-mail Communication From Frederick E. Vollrath, Corporate Vice President of Human Resources of Computer Sciences Corporation, to All Eligible Option Holders, dated November 1, 2001.*
(a)(13)	E-mail Communication From Frederick E. Vollrath, Corporate Vice President of Human Resources of Computer Sciences Corporation, to All Eligible Option Holders, dated November 19, 2001.*
(a)(14)	E-mail Communication From Computer Sciences Corporation's Stock Options Administration to All Eligible Option Holders Who Have Not Yet Returned Their Election Form, dated November 20, 2001.*
(a)(15)	Press Release Issued by Computer Sciences Corporation, dated November 29, 2001.
(a)(16)	E-mail Communication of Acceptance Notice From Computer Sciences Corporation's Stock Options Administration to All Non-French Option Holders Who Tendered Their Options For Exchange, dated November 30, 2001.
(a)(17)
E-mail Communication of Acceptance Notice From Computer Sciences Corporation's Stock Options Administration to All French Option Holders Who Tendered Their Options For Exchange, dated December 4, 2001.
(d)(1)	Computer Sciences Corporation's 1990 Stock Incentive Plan, filed as Exhibit 4(a) to the Company's Registration Statement on Form S-8 filed on August 15 1990, and incorporated herein by reference.
(d)(2)	Computer Sciences Corporation's 1992 Stock Incentive Plan, filed as Exhibit 10.8 to the Company's Quarterly Report for the Quarterly Period ended June 28, 1996, and incorporated herein by reference.
(d)(3)
Computer Sciences Corporation's 1995 Stock Incentive Plan, filed as Exhibit 10.16 to the Company's Quarterly Report for the Quarterly Period ended September 29, 1995, and incorporated herein by reference.
(d)(4)	Computer Sciences Corporation's 1998 Stock Incentive Plan, filed as Exhibit 10.10 to the Company's Quarterly Report for the Quarterly Period ended July 3, 1998, and incorporated herein by reference.
(d)(5)	Form of Stock Option Agreement.*
(d)(6)	Form of Stock Option Schedule.*

*
Previously filed as an exhibit to the Schedule TO or an amendment thereto.

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SCHEDULE TO (Rule 13e-4)
CALCULATION OF FILING FEE
Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS